Rule 461(a) Acceleration Request

August 31, 2016

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             FUNDVANTAGE TRUST

Post-Effective Amendment to Registration Statement on Form N-1A

File Nos. 333-141120 and 811-22027

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), FundVantage Trust (the “Registrant”) and Foreside Funds Distributor LLC, as the principal underwriter of the shares of the Registrant, hereby request that the Commission declare the Registrant’s Post-Effective Amendment No. 136 to its Registration Statement on Form N-1A, effective at 8:00 a.m. on Thursday, September 1, 2016, or as soon as practicable thereafter.

You may direct any questions or comments concerning this request to John P. Falco, Esq. of Pepper Hamilton LLP (215) 981-4659 or, in his absence, to John M. Ford at (215) 981-4009.

FUNDVANTAGE TRUST

By:	/s/ Joel Weiss
Joel Weiss
President

FORESIDE FUNDS DISTRIBUTOR LLC

By:	/s/ Mark A. Fairbanks
Mark A. Fairbanks
Vice President